UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. ___)*

OxySure Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0004 par value

(Title of Class of Securities)

69208T 101

(CUSIP Number)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1 (b)

[X]   Rule 13d-1 (c)

[  ]    Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 69208T 101	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Mountain Equities, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

3,622,764
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

3,622,764

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,622,764
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.1%
12	TYPE OF REPORTING PERSON*

CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69208T 101	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

3,622,764
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

3,622,764

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,622,764
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.1%
12	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69208T 101	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

OxySure Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10880 John W. Elliott Drive, Suite 600

Frisco, TX 75033

Item 2(a).	Name of Persons Filing:

Black Mountain Equities, Inc.

Adam Baker

All of the securities covered by this report are owned directly by Black Mountain Equities, Inc. Adam Baker is the controlling shareholder and president of Black Mountain Equities, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Adam Baker is the beneficial owner of any of the securities covered by this statement, and Adam Baker expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Address for all filers: c/o Black Mountain Equities, Inc., 7924 Ivanhoe Ave., Suite #2, La Jolla, CA 92037

Item 2(c).	Citizenship:

Black Mountain Equities, Inc. was formed under the laws of the State of California.

Adam Baker is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0004 par value

Item 2(e).	CUSIP Number:

69208T 101

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 3,622,764* shares of Common Stock as of December 10, 2015

(b)	Percent of Class: 9.1%*

The Reporting Persons’ beneficial ownership of 3,622,764* shares of Common Stock constitutes 9.1%* of all the outstanding shares of Common Stock, based upon 36,220,761 shares of Common Stock outstanding as of November 13, 2015, as reported by the Issuer in its most recent Form 10-Q, plus shares of Common Stock issuable upon conversion of the Note (as defined below) and the issuance and delivery of 1,921,733 shares of Common Stock due following the exercise of the Warrant (as defined below).

CUSIP No. 69208T 101	13G	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 3,622,764*

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 3,622,764*

* The Reporting Persons may be deemed to beneficially own a total of 3,622,764 shares of Common Stock, consisting of (i) 1,701,031 shares of Common Stock issuable upon conversion of a 10% OID Convertible Note Due January 1, 2016 (“Note”) issued to Black Mountain Equities, Inc. (“BME”) in the principal amount of $165,000 (which Note has accrued interest thereon of $16,500 and a current conversion price of $0.1067), and (ii) 1,921,733 shares of Common Stock currently issuable to BME following its exercise in full, on a cashless exercise basis (“Warrant Exercise”), of a Warrant issued to BME in connection with the Note (the “Warrant”).

BME delivered notice of the Warrant Exercise on or about December 4, 2015 in accordance with the terms of the Warrant, exercising the Warrant on a cashless basis for a net deliverable amount of shares of Common Stock equal to 1,921,733 shares (“Shares”). Under the terms of the Warrant the Issuer was required to issue and deliver the Shares to BME within three trading days, but the Issuer has failed to deliver the Shares to date. The Issuer has disputed the number of Shares issuable upon exercise of the Warrant and has refused to issue any Shares. BME has commenced an enforcement action against the Issuer in the United States District Court for the Southern District of New York to compel the Issuer to honor its obligations under the Warrant. The Reporting Persons will update this Schedule 13G following any resolution from the Court which affects the disclosures contained herein.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Adam Baker, in his capacity as president or principal of BME, is the beneficial owner of the Shares, the Note or Warrant. Adam Baker expressly disclaims any equitable or beneficial ownership of the Shares, the Note and Warrant.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person:

Not Applicable

CUSIP No. 69208T 101	13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 11, 2015

BLACK MOUNTAIN EQUITIES, INC.

By:	/s/ Adam Baker
Name:	Adam Baker
Title:	President

/s/ Adam Baker
Adam Baker

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 U.S.C. 1001).